ARC WIRELESS SOLUTIONS, INC.

6330 North Washington Street, Unit #13

Denver, Colorado 80216-1146

VIA EDGAR CORRESPONDENCE

July 13, 2012

U.S. Securities & Exchange Commission

Attention:	Larry Spirgel, Branch Chief
Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Carlos Pacho, Senior Assistant Chief Accountant

Re:	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement
Filed April 13, 2012 Amended Preliminary Proxy Statement Filed July 3, 2012
File No. 001-33400

Ladies and Gentlemen,

This letter is submitted to the U.S. Securities & Exchange Commission (the “SEC”) in response to the verbal questions posed by the Staff of the SEC on July 11, 2012 (the “Comment Letter”) in respect of the preliminary proxy statement filed by ARC Wireless Solutions, Inc., (referred to herein as “ARC” and the “Company”) on April 13, 2012 (the “Preliminary Proxy Statement”), as amended on July 3, 2012 (the “Amended Preliminary Proxy Statement”). We have taken note of the Staff’s comment to make revisions to the pro forma consolidated financial information.

Q: How do you calculate Goodwill in the unaudited pro forma consolidated balance sheet?

The pro forma Goodwill of $34,247 is calculated as follows (000’s):

QMT Goodwill	$6,964
Plus: Goodwill created by reverse acquisition of ARC	11,901
Plus: Goodwill created by acquisition of AFT	15,382
Equals: ARC pro forma Goodwill	34,247
Less: prior Goodwill at QMT	(6,964)
Less: prior Goodwill at AFT	(12,387)
Equals: Adjustment to Goodwill	14,896

Please see the Exhibit to this letter for updated unaudited pro forma consolidated financial statements that reflect this calculation.

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

Q: How do you calculate Accumulated earning/deficit in the unaudited pro forma consolidated balance sheet?

The pro forma Accumulated deficit of $2,568 is calculated as follows:

Professional and consulting fees incurred for the acquisitions	$(1,684)
Less: first year interest on pro-forma debt	(800)
Less: write off of prior AFT Current income tax expense	76
Less: write off of prior AFT Deferred income tax expense	(160)
Equals: pro forma Accumulated earning/deficit	(2,568)
Less: prior Accumulated earning/deficit at ARC	9,442
Less: prior Accumulated earning/deficit at ARC	(43,110)
Equals: Adjustment to Accumulated earning/deficit	(36,236)

Please see the Exhibit to this letter for updated unaudited pro forma consolidated financial statements that reflect this calculation.

Q: Please present the calculation of Goodwill separately for the AFT and ARC acquisitions

The Goodwill created by the reverse acquisition of ARC of $11,901 is calculated as follows:

Purchase price of ARC	$23,259

Less fair value of assets acquired:
Cash and cash equivalents	11,083
Accounts receivable, net	649
Inventories, net	726
Due from related party, short-term	0
Prepaid and other current assets	56
Property and equipment, net	267
Intangible Assets	116
Other	6

Fair value of liabilities assumed:
Accounts payable	(1,364)
Accrued expenses	(149)
Due to related party, short-term	0
Deferred income	0
Current portion of capital lease	(32)
Non-controlling interest	0
Fair value of net assets acquired	11,358

Goodwill resulting from the reverse acquisition of ARC	$11,901

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

The Goodwill created by the acquisition of AFT of $15,382 is calculated as follows:

Purchase price of AFT	$43,000

Less fair value of assets acquired:
Cash and cash equivalents	100
Accounts receivable, net	6,076
Inventories, net	5,969
Prepaid and other current assets	429
Property and equipment, net	20,044
Other	12

Fair value of liabilities assumed:
Accounts payable	(3,976)
Accrued expenses	(1,036)
Fair value of net assets acquired	27,618

Goodwill resulting from the acquisition of AFT	$15,382

Please see the Exhibit to this letter for updated unaudited pro forma consolidated financial statements; these calculations are shown in Notes E and F.

Q: Please explain the reference to the purchase price equity true-up for the reverse merger of ARC by QMT in Note A to the unaudited pro forma consolidated financial statements.

This reference has been removed.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC.
PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

INTRODUCTION TO UNAUDITED PRO FORMA
CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Pro Forma Consolidated Balance Sheet combines the historical consolidated balance sheet of ARC Wireless Solutions, Inc. (ARC) as of March 31, 2012 and the historical consolidated balance sheet of Quadrant Metal Technologies LLC (QMT) as of March 31, 2012, and the historical combined balance sheet of Advanced Forming Technology (AFT) as of March 31, 2012, giving effect to the acquisition as if it had occurred April 1, 2011.  The Unaudited Pro Forma Consolidated Statement of Operations for the year ended March 31, 2012 combines the historical consolidated statement of operations of ARC for the year ended March 31, 2012, QMT and AFT for the twelve months ended March 31, 2012 as if the merger had occurred on April 1, 2011.  Adjustments have been made to conform QMT and AFT’s balance sheet and statement of operations to ARC fiscal year end. No pro forma effects have been given to any operational or other synergies that may be realized from the acquisitions.

The share exchange is being accounted for as a “reverse acquisition,” even though the Board of Directors and management team, after the exchange, are comprised of ARC’s management team. However, the QMT shareholders will own the majority of the outstanding shares of the Company’s capital stock immediately following the transaction; therefore QMT is deemed to be the acquirer of ARC in the reverse acquisition.

The unaudited pro forma consolidated financial information is based on the estimates and assumptions described in the notes to the unaudited pro forma consolidated financial statements.  The unaudited pro forma consolidated financial information has been prepared using the purchase method of accounting in which the total cost of the acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisitions.  This allocation has been done on a preliminary basis and is subject to change pending final determination of fair values for the acquired assets and assumed liabilities and a final analysis of the total purchase price paid, including direct costs of the acquisitions. The adjustments included in the unaudited pro forma consolidated financial information represent the preliminary determination of such adjustments based upon currently available information.  Accordingly, the actual fair value of the assets acquired, liabilities assumed and the related adjustments may differ from those reflected in this Proxy Statement.  ARC expects to finalize the purchase price allocations within one year of the date of the acquisitions.

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that might have been achieved had the transaction occurred as of an earlier date, and they are not necessarily indicative of future operating results or financial position.  These pro forma amounts do not, therefore, project ARC’s financial position or results of operations for any future date or period.  The accompanying unaudited pro forma consolidated financial information should be read in conjunction with the historical financial statements and the related notes thereto of ARC,  which are included in its Annual Report on Form 10-K, as well as other financial information included elsewhere in this Proxy.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

MARCH 31, 2012

 (in thousands except share count and per share amounts)

	ARC Wireless Solutions, Inc.	Quadrant Metals Technologies LLC	Advanced Forming Technology	Pro Forma Adjustments		ARC Wireless Solutions, Inc.Pro Forma
	(Historical)	(Historical)	(Historical)
ASSETS
Current Assets:

Cash and cash equivalents	$11,083	$3,622	$971	$(13,221)	A,B,C,D	$2,455
Accounts receivable, net	649	3,487	6,076	–		10,212
Inventories, net	726	4,183	5,969	–		10,878
Income tax receivable	–	–	272	(272)	F	–
Deferred income taxes	–	–	183	(183)	F	–
Due from related party	–	–	–	–		–
Prepaid and other current assets	56	407	429	–		892

Total current assets	12,514	11,699	13,900	(13,676)		24,437

Property and Equipment, net	267	4,648	20,044	–		24,959

Long-Term Assets:
Goodwill	–	6,964	12,387	14,896	E,F	34,247
Intangible assets	116	–	12	–		128
Due from related party	–	401	26,824	(26,824)	F	401
Other	6	287	–	–		293

Total long-term assets	122	7,652	39,223	(11,928)		35,069

Total Assets	$12,903	$23,999	$73,167	$(25,604)		$84,465

See accompanying notes to these unaudited pro forma consolidated financial statements.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

MARCH 31, 2012

(in thousands except share count and per share amounts)

(continued)

	ARC Wireless Solutions, Inc.	Quadrant Metals Technologies LLC	Advanced Forming Technology	Pro Forma Adjustments		ARC Wireless Solutions, Inc. Pro Forma
	(Historical)	(Historical)	(Historical)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Current portion of long-term debt	$–	$1,410	$–	$(1,410)	E	$–
Accounts payable	1,364	824	3,976	–		6,164
Accrued expenses	149	696	1,036	–		1,881
Due to related party	–	300	–	–		300
Deferred income	–	108	–	–		108
Current portion of capital lease obligations	32	–	–	–		32
Total current liabilities	1,545	3,338	5,012	(1,410)		8,485
Long-Term Liabilities:
Deferred taxes	–	–	923	(923)	F	–
Long-term debt	–	5,767	–	36,833	B,C,E	42,600
Due to related party	–	–	–	–		–
Total long-term liabilities	–	5,767	923	35,910		42,600
Total Liabilities	1,545	9,105	5,935	34,500		51,085
Stockholders’ Equity:
Preferred stock, $0.001 par value, 2,000,000 authorized, none issued and outstanding	–	–	–	–		–
Common stock, $0.005 par value, 250,000,000 shares authorized, 3,091,000 shares issued and outstanding	2	–	–	4	A	6
Additional paid-in capital	20,798	13,863	22,494	(22,244)	A,E,F,J	34,911
Accumulated earning/deficit	(9,442)	–	43,110	(36,236)	K	(2,568)
Accumulated other comprehensive income	–	–	1,628	(1,628)	F	–
Total Stockholders’ Equity	11,358	13,863	67,232	(60,104)		32,349
Non-Controlling Interest	–	1,031	–	–		1,031
	11,358	14,894	67,232	(60,104)		33,380
Total Liabilities and Stockholders’ Equity	$12,903	$23,999	$73,167	$(25,604)		$84,465
Shares Outstanding	3,091,000	–	–	2,581,000	A,I	5,672,000

See accompanying notes to these unaudited pro forma consolidated financial statements.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE TWELVE MONTHS ENDED MARCH 31, 2012

(in thousands except share count and per share amounts)

	ARC Wireless Solutions, Inc.	Quadrant Metals Technologies LLC	Advanced Forming Technology	Pro Forma Adjustments		ARC Wireless Solutions, Inc. Pro Forma
	(Historical)	(Historical)	(Historical)

Sales, net	$3,419	$29,568	$33,692	$–		$66,679
Cost of sales	2,097	18,259	28,325	–		48,681
Gross Profit	1,322	11,309	5,367	–		17,998
Operating Expense:
Selling, general and administrative	1,967	6,739	3,277	1,684	G	13,667
Merger expenses	159	–	–	–		159
Income (Loss) from Operations	(804)	4,570	2,090	(1,684)		4,172
Other Income (Expense):
Other income (expense)	(7)	148	–	–		141
Interest expense, net	–	(479)	13	(800)	H	(1,266)
Total other income (expense)	(7)	(331)	13	(800)		(1,125)
Income (Loss) before Income Taxes	(811)	4,239	2,103	(2,484)		3,047
Current income tax expense	–	–	(76)	76	F	–
Deferred income tax benefit	–	–	160	(160)	F	–
Net Income (Loss)	(811)	4,239	2,187	(2,568)		3,047
Net Income (Loss) Attributable to Non-Controlling Interest	–	–	–	–		–
Net Income (Loss)	$(811)	$4,239	$2,187	($2,568)		$3,047
Net Income (Loss) per Common Share from Continuing Operations:
Basic and diluted	$(0.03)	$–	$–	$–		$0.05
Diluted	$(0.03)	$–	$–	$–		$0.05
Weighted Average Common Shares Outstanding:
Basic and diluted	3,091,000	–	–	2,581,000	A,I	5,672,000

See accompanying notes to these unaudited pro forma consolidated financial statements.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation:

On April 6, ARC Wireless Solutions, Inc. (ARC) entered into separate, definitive purchase and sale agreements to acquire Quadrant Metal Technologies LLC (QMT) and Advanced Forming Technology (AFT). The QMT purchase price is to be paid through the issuance of ARC common stock. The AFT purchase price is approximately $43,000,000 and is to be paid in cash and issuance of convertible notes. The effective date of the acquisitions is expected to occur in August 2012, with any final purchase price adjustments calculated at that time.

The share exchange is being accounted for as a “reverse acquisition,” even though the Board of Directors and management team, after the exchange, are comprised of ARC’s management team. However, the QMT shareholders will own the majority of the outstanding shares of the Company’s capital stock immediately following the transaction; therefore QMT is deemed to be the acquirer of ARC in the reverse acquisition.

The Unaudited Pro Forma Consolidated Balance Sheet combines the historical consolidated balance sheets of ARC, QMT and AFT as of March 31, 2012, giving effect to the acquisition as if it had occurred April 1, 2011.  The Unaudited Pro Forma Consolidated Statement of Operations for the year ended March 31, 2012 combines the historical consolidated statements of operations of ARC, QMT and AFT for the year ended March 31, 2012, as if the merger had occurred on April 1, 2011.  Adjustments have been made to conform QMT and AFT’s balance sheet and statement of operations to ARC fiscal year end. No pro forma effects have been given to any operational or other synergies that may be realized from the acquisitions.

The unaudited pro forma consolidated financial information is based on the estimates and assumptions described in the notes to the unaudited pro forma consolidated financial statements.  The unaudited pro forma consolidated financial information has been prepared using the purchase method of accounting in which the total cost of the acquisitions are allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of the acquisitions.  This allocation has been done on a preliminary basis and is subject to change pending final determination of fair values for the acquired assets and assumed liabilities and a final analysis of the total purchase price paid, including direct costs of the acquisitions. The adjustments included in the unaudited pro forma consolidated financial information represent the preliminary determination of such adjustments based upon currently available information.  Accordingly, the actual fair value of the assets acquired, liabilities assumed and the related adjustments may differ from those reflected in this Proxy Statement.  ARC expects to finalize the purchase price allocations within one year of the date of the acquisitions.

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

2.	Pro Forma Adjustments to the Consolidated Balance Sheet and Consolidated Statement of Operations:

A	Reflects the value of 7,857,899 shares of ARC’s common stock issued for the reverse merger of ARC by QMT valued at the current market price as of the close of business July 2, 2012 of $2.96 per share for a total value of $23,259,381. Also, 112,135 shares of ARC’s common stock issued for $4 per share for cash for total value of $448,541. The issuance of stock is reflected as an allocation of $4 to common stock and $23,255 to additional paid in capital.

B	Reflects the loan of $25,000,000 for the funding of the AFT Acquisition.

C	Reflects $17,600,000 in 5 year subordinated convertible notes. The notes can be converted (principle and interest value) based on a 30 day volume-weighted average trading price. The conversion may only occur if the portion of the notes converted (including amounts previously converted) convert into less than 10% of the outstanding common stock and the Company’s equity value is at least $176 million as disclosed in the most recent financial statements filed with the U.S. Securities and Exchange Commission. No discount on the notes has been recorded in these pro forma financial statements.

D	Cash paid for the acquisition of AFT; $25,400,000. Total change in cash consists of:

Cash paid for AFT	$(25,400)
Quadrant fees paid by ARC	(1,600)
Cash borrowings under new debt agreement	25,000
Payoff of old debt of QMT	(7,177)
Cash not received from QMT or AFT	(4,492)
Stock issued for cash	448

Total estimated (uses) of cash	$(13,221)

9

U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

E	To record the assets and liabilities for the reverse merger of ARC by QMT:

Purchase price	$23,259

Less fair value of assets acquired:
Cash and cash equivalents	11,083
Accounts receivable, net	649
Inventories, net	726
Prepaid and other current assets	56
Property and equipment, net	267
Intangible assets	116
Other	6

Fair value of liabilities assumed:
Accounts payable	(1,364)
Accrued expenses	(149)
Due to related party, short-term	–
Deferred income	–
Current portion of capital lease	(32)
Non-controlling interest	–
Fair value of net assets acquired	11,358

Goodwill resulting from the acquisition	$11,901

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

ARC WIRELESS SOLUTIONS, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

F           To record the assets and liabilities purchased in the acquisition of AFT:

Purchase price	$43,000

Less fair value of assets acquired:
Cash and cash equivalents	100
Accounts receivable, net	6,076
Inventories, net	5,969
Prepaid and other current assets	429
Property and equipment, net	20,044
Other	12

Fair value of liabilities assumed:
Accounts payable	(3,976)
Accrued expenses	(1,036)
Fair value of net assets acquired	27,618

Goodwill resulting from the acquisition	$15,382

G	Professional and consulting fees of $1,640,000 incurred for the acquisitions.

H	Interest expense on the $25,000,000 loan and $17,600,000 convertible notes.

I	Effect of a 1:1.95 reverse stock split.

J	Changes in Additional paid in capital consists of the following:

Purchase allocation write-off of AFT balance	$(22,494)
Purchase allocation write-off of ARC balance	(20,798)
Stock issued for cash	448
Stock issued for ARC acquisition	23,255
Distribution of QMT cash to shareholders	(3,622)
Other	967

Total change in Additional paid in capital	$(22,244)

K Changes in Accumulated earnings/deficit consist of the following:

Purchase allocation write-off of AFT balance	$(43,110)
Purchase allocation write-off of ARC balance	9,442
Additional expenses per
Pro Forma Income statement	(2,568)
Total changes in Accumulated earnings/deficit	$(36,236)

[Acknowledgment and Signature Page Follow]

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U.S. Securities & Exchange Commission	ARC Wireless Solutions, Inc.
Preliminary Proxy Statement- Comment Responses	July 13, 2012

The Company respectfully acknowledges to the SEC the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Please do not hesitate to contact the undersigned or our counsel in connection with the foregoing responses to the Comment Letter.

We look forward to hearing from the Staff as soon as reasonably possible regarding whether the responses provided herein and in the Amended Preliminary Proxy Statement are satisfactory and whether the Company may file its Definitive Proxy Statement so that the Company may proceed with presenting the matters for action to the shareholders. Thank you very much.

Sincerely yours,

/s/ Theodore Deinard

Theodore Deinard, Interim CEO

cc:	Wuersch & Gering LLP
Attention: Travis L. Gering

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